

June 24, 2013

Via E-mail
Alyson M. Mount
Senior Vice President and Chief Accounting Officer
Entergy Louisiana Investment Recovery Funding I, L.L.C.
Entergy Louisiana, LLC
4809 Jefferson Highway
Jefferson, Louisiana 70121

> **Re:** **Entergy Louisiana Investment Recovery Funding I, L.L.C.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 333-175117-01**

Dear Ms. Mount:

We have reviewed your responses to our comment letter dated June 6, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1122. Compliance with Applicable Servicing Criteria, page 6

1.   We note your response to comment 1 of our letter. In addition to any material instance(s) of noncompliance identified in the Form 10-K, please confirm that any Item 1122 report provided in connection with future filings that identifies a material instance(s) of noncompliance with the servicing criteria will provide disclosure, similar to what you have provided in your supplemental responses, to address the following:

- The asset type(s) included in the sample of transactions reviewed for purposes of assessing compliance with servicing criteria applicable to them, where the identified instances of noncompliance were found to exist, and whether the identified instances of noncompliance involved the subject transaction;

- The extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material instances of noncompliance that have affected payments or expected payments on the asset-backed securities; and
- The party's current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

Exhibits to Form 10-K

Exhibit 33.2

2. We note your response to comment 2 of our letter. Please explain how, if the sample of transactions did not include the asset type covered by the Form10-K, BNYM was able to conclude that the identified instances of noncompliance did not involve the transactions covered by the Form 10-K.

3. We note your responses to comments 3 and 4 of our letter. With a view towards disclosure, please tell us whether the quality control steps instituted by BNYM Mellon were implemented across the platform. If not, please tell us why not.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lulu Cheng at 202.551.3811 or me at 202.551.3225 if you have any questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Dawn Abuso Balash